

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 24, 2008

<u>By US Mail and Facsimile</u>

Mr. Douglas J. Newby
Chief Financial Officer
PolyMet Mining Corporation
1177 West Hastings St. Suite 1003
Vancouver, BC V6E 2K3

      Re: PolyMet Mining Corp.
            Amended Form 20-F for the year ended January 31, 2008
            Filed August 28, 2008
            File No. 0-18701

Dear Mr. Newby:

     We have completed our review of the filing referenced above, and related filings, and have no further comments at this time.

                  Sincerely,

                  H. Roger Schwall
                  Assistant Director

Cc: D. Levy
      N. Mohammed
      K. Schuler